Exhibit 99.2

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035

Tel: +91-80-28440011; Fax: +91-80-28440054; CIN: L32102KA1945PLC020800,

Email: corp-secretarial@wipro.com Website: www.wipro.com

NOTICE

Notice is hereby given that pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014, (including any statutory modification (s) or re-enactment (s) thereof for the time being in force), SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other applicable laws and regulations, the approval of Members of Wipro Limited (the “Company”) is being sought for the following special resolution by way of postal ballot including e-voting:

SI. No.	Description of Special Resolution

1	Approval for Buyback of Equity Shares

The Company has completed the dispatch of postal ballot notice along with explanatory statement and postal ballot form on July 29, 2017 to all Members of the Company, whose names appear on the Register of Members as maintained by the Registrar and Share Transfer Agent and list of Beneficial Owners, as received from the Depositories on Friday, July 21, 2017 i.e. the cut-off date, through (a) electronic mail to the Members whose email IDs are registered with the Depository Participants and (b) physical mode, along with a self-addressed pre-paid business reply envelope to the Members whose email IDs are not registered. A person who is not a Member on the cut-off date shall treat this notice for information purposes only.

The Company has engaged the services of Karvy Computershare Private Limited for providing e-voting facility to all its Members. Members are requested to note that the voting, both through postal ballot and e-voting will commence at 9.00 a.m. IST on Sunday, July 30, 2017 and will end at 5 p.m. IST on Monday, August 28, 2017.

The Members can opt for only one mode of voting i.e. either by physical ballot or e-voting. The detailed procedure for voting has been mentioned in the postal ballot notice and postal ballot form.

The Board of Directors of the Company, at its meeting held on July 20, 2017, appointed Mr. V. Sreedharan / Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the postal ballot / e-voting process in a fair and transparent manner. Members are requested to note that duly completed and signed postal ballot forms should reach the Scrutinizer on or before 5 p.m. IST on Monday, August 28, 2017. Votes received from Members after 5 p.m. IST on Monday, August 28, 2017, whether by postal ballot or e-voting, will not be allowed and such votes will not be considered as valid.

Any Member who does not receive the postal ballot form may either send an e-mail to corp-secretarial@wipro.com or may apply to the Registrar and Share Transfer Agent of the Company and obtain a duplicate postal ballot form. The postal ballot notice and postal ballot form can also be downloaded from the Company’s website on the links http://www.wipro.com/documents/investors/pdf-files/Notice-of-Postal-Ballot.pdf and http://www.wipro.com/documents/investors/pdf-files/Postal-Ballot-Form.pdf respectively and also from the website of the Registrar and Share Transfer Agent.

The results of the voting by postal ballot (along with the Scrutinizer’s report) will be announced by the Chairman of the Company on or before Wednesday, August 30, 2017, at the registered office of the Company and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

In case of any queries or grievances with regard to voting by postal ballot or e-voting, Members can contact Mr. B. Srinivas, Deputy Manager, Karvy Computershare Private Limited at Contact No. : 040-6716-2222, email id: einward.ris@karvy.com

Place: Bangalore Date: July 29, 2017	For WIPRO LIMITED M Sanaulla Khan Company Secretary